UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Global Telecom & Technology, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    378979108
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                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC,   P.O. Box 3459, 240 E Deloney Ave., Jackson, WY
                              83001 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 13, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No. 378979108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ].................................................................
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      (b)  .................................................................
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   3. SEC Use Only..........................................................
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   4. Source of Funds (See Instructions) OO.................................
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
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   6. Citizenship or Place of Organization     USA..........................
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Number of   7.    Sole Voting Power    6,173,481 ..............................
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Shares
Beneficially
Owned by
Each
Reporting
Person
With:
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            8.    Shared Voting Power         0.............................
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            9.    Sole Dispositive Power       6,173,481.....................
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            10.  Shared Dispositive Power      0..........................
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    6,173,481
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   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    41.5%
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   14............................Type of Reporting Person (See Instructions)
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   IN....................................................................
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Item 5  Interest in Securities of the Issuer

        (a) Based on information provided by the Company, there were 13,030,100 shares of Common Stock outstanding as of October 13, 2006. As of that date, Cuttyhunk owns 0 shares of Common Stock and 0 warrants, or 0% of the shares outstanding, Anegada owns 1,859,200 shares of Common Stock and 764,400 warrants, or 17.6% of the shares outstanding, TEC owns 0 shares of Common Stock and 0 warrants, or 0% of the shares outstanding, Tonga owns 2,325,881 shares of Common Stock and 1,224,000 Warrants, or 23.9% of the shares outstanding, Tristan owns 0 shares of Common Stock and 0 warrants, or 0% of the shares outstanding, and Kauai owns 0 shares of Common Stock and 0 warrants, or 0% of the shares outstanding. Mr. Cannell has the sole power to vote and to direct the disposition of all shares of Common Stock and all warrants owned by each of the Funds. Accordingly, Mr. Cannell is deemed to beneficially own a total of 6,173,481 shares of common stock, or 41.5% of the shares deemed outstanding as of October 13, 2006.

        (b) Mr. Cannell has the sole power to vote and to direct the disposition of all shares of the Company's common stock owned by each of the Funds.

        (c) Since the filing of the Schedule 13D as of October 12, 2006, the only transactions in shares of the Company's common stock, or securities convertible into,exercisable for or exchangeable for such shares, by the Reporting Person or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, were the purchase of Company warrants, units and shares of common stock as detailed in the following table (presented on an as-converted basis).

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Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                   (Sold)
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TONGA            10/13/2006        243,300        0.18      Open Market
TONGA            10/13/2006        101,600        0.18      Open Market
TONGA            10/13/2006         47,300        0.18      Open Market
TONGA            10/13/2006         47,300        0.18      Open Market
TONGA            10/13/2006      2,231,281        5.10      Open Market
TONGA            10/13/2006         94,600        5.10      Open Market
ANEGADA          10/13/2006         63,400        0.18      Open Market
ANEGADA          10/13/2006        151,900        0.18      Open Market
ANEGADA          10/13/2006         29,600        0.18      Open Market
ANEGADA          10/13/2006         29,600        0.18      Open Market
ANEGADA          10/13/2006      1,800,000        5.10      Open Market
ANEGADA          10/13/2006         59,200        5.10      Open Market

        (d) Not Applicable

        (e) Not Applicable

Date:  November 13, 2006
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell